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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Production Operators Corp.

Title of Class of Securities:  Common Stock

CUSIP Number:  743080103


Check the following line if a fee is being paid with this statement. X (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Denver Investment Advisors LLC
         Tax ID:  84-1284659

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization
         Colorado



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Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         523,850

6.  Shared Voting Power:
         None

7.  Sole Dispositive Power:
         809,650

8.  Shared Dispositive Power:
         None

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         809,650

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares

11. Percent of Class Represented by Amount in Row (9)
         7.94%

12. Type of Reporting Person
         IA

Item 1(a) Name of Issuer:  Production Operators Corp.w

      (b)Address of Issuer's Principal Executive Offices:
         11302 Tanner Rd.
         Houston, TX  77041

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Person:

         Denver Investment Advisors LLC ("DIA")
         1225 17th Street, 26th Floor
         Denver, Colorado 80202
         Place of Organization: Colorado

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  7430800103

Item 3. This statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) and DIA is an investment adviser registered under Section 203 of the Investment Advisers Act of
         1940. This statement reflects DIA's beneficial ownership as of December 31, 1995.



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Item 4.  Ownership.
         The information in rows 5 through 11 on the cover page of this Schedule 13G is incorporated herein by reference. See item 6 of this Schedule.

Item 5.  Ownership of Five Percent or Less of a Class.
         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.
         Various persons other than DIA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the Parent
         Holding Company.
         N/A

Item 8.  Identification and Classification of Members of the
         Group.
         N/A

Item 9.  Notice of Dissolution of the Group.
         N/A

Item 10. Certification.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Denver Investment Advisors LLC

By:/s/ KENNETH V. PENLAND                   March 4, 1996
    ______________________                  _____________________
   Name:  Kenneth V. Penland                Date
   Title: Chairman





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